Notice to Shareholders

Payment of Interest on Capital (IoC)

ITAÚ UNIBANCO HOLDING S.A. ("Company") hereby informs its shareholders that it has updated the gross amount of the monthly Interest on Equity for fiscal year 2026 disclosed in the Shareholders' Notice of December 9, 2025. This adjustment results from the Supplementary Law No. 224/2025, effective as of January 1, 2026, which changed the Withholding Income Tax ("IRRF") rate on IoC from 15% to 17.5%.

The Company further informs that the net amount of BRL 0.015 per share[1] will remain unchanged for the monthly IoC payments related to 2026 fiscal year. Consequently, the gross amount is now BRL 0.018182 per share, except for corporate shareholders that have proved exempt or immune from taxation, as provided by law.

The schedule for monthly IoC payments remains unchanged, as detailed below:

Base period	Base date (last trading day at B3)	Credit to specific account[2]	Payment
January	12/30/2025	01/29/2026	02/02/2026
February	01/30/2026	02/26/2026	03/02/2026
March	02/27/2026	03/30/2026	04/01/2026
April	03/31/2026	04/29/2026	05/04/2026
May	04/30/2026	05/28/2026	06/01/2026
June	05/29/2026	06/29/2026	07/01/2026
July	06/30/2026	07/30/2026	08/03/2026
August	07/31/2026	08/28/2026	09/01/2026
September	08/31/2026	09/29/2026	10/01/2026
October	09/30/2026	10/29/2026	11/03/2026
November	10/30/2026	11/27/2026	12/01/2026
December	11/30/2026	12/17/2026	01/04/2027

For further information, please visit www.itau.com.br/investor-relations as follows: Menu > Investor Services > Contact IR.

São Paulo (SP), January 26, 2026.

Gustavo Lopes Rodrigues

Investor Relations Officer

[1] The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares.
[2] The date of the credit to specific account is used to calculate VAT (PIS, COFINS, Corporate Income Tax and Social Contribution Tax).

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

Investor Relations +55 11 2794 3547 ri@itau-unibanco.com.br itau.com.br/relacoes-com-investidores/en/